

June 15, 2015

Brian Donahoo
Chief Executive Officer
AppFolio, Inc.
50 Castilian Drive
Goleta, California 93117

      Re: AppFolio, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed June 4, 2015
             Amendment No. 2 to Registration Statement on Form S-1
             Filed June 15, 2015
             File No. 333-204262

Dear Mr. Donahoo:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Page references are to amendment no. 2 to the registration statement on Form S-1, filed on June 15, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Consolidated Financial Data, page 15</u>

1.   We note that you intend to repay $10 million of outstanding indebtedness under your credit facility with proceeds from the offering. Please tell us how you considered including pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish your outstanding debt. Also, the footnotes to your pro forma disclosures should clearly support your calculations of both the numerator and denominator used in your pro forma calculations. Refer to Rule 11-01(a)(8) and 11-02(b)(7) of Regulation S-X.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 64</u>

2. With regard to the $10 million of outstanding indebtedness as of March 31, 2015, please revise to disclose your intention to repay the debt with IPO proceeds.

<u>Critical Accounting Policies and Estimates</u>

<u>Common Stock Valuations</u>

<u>February 2015 Grants, page 76</u>

3. We note that in preparing your financial statements for the three months ended March 31, 2015, you reassessed the grant-date fair value of your common stock as of February 1, 2015 which resulted in an increase from $5.64 per share to $11.20 per share. We further note that the increase in the fair value of your common stock from December 2014 to February 2015 resulted in part from the continued growth and financial performance of your business, and the increase in the probability and acceleration of the expected timing of an IPO relative to other shareholder liquidation alternatives. For the six months prior to January 23, 2015 through March 31, 2015 please describe the status and nature of discussions and arrangements with underwriters and provide monthly operating results. Describe in greater detail changes in assumptions and changes in valuation methodology between the December 1, 2014 valuation and your reassessment of the fair value of your common stock on February 1, 2015. Please quantify each of the foregoing factors or event's impact on the valuation. Please support with observable evidence where possible.

4. Tell us what consideration was given to reassessing the grant-date fair value of your common stock as of December 3, 2014 considering the factors you used in reassessing the January 23, 2015 valuation. In this regard, it is not apparent how the fair value increased 128% in a two-month span as a result of the factors you have described.

<u>Principal Stockholders, page 123</u>

5. For illustrative purposes, please consider disclosing in the footnotes the percentage ownership of the stockholders after the offering if they were to purchase the maximum number of shares each stockholder has indicated an interest in purchasing.

6. We note the phrase "may be deemed to beneficially own these shares" in footnote (3) and the phrase "may be deemed to have beneficial ownership over the shares" in footnote (6). Please provide us with a brief legal analysis in support of these statements. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

7. In footnote (6), you disclaim beneficial ownership with respect to the shares held by the IGSB III Entities, except to the extent of pecuniary interest. Please note that Instruction 2

   to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Please revise.

   You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions.

        Sincerely,

        /s/ Matthew Crispino

        Matthew Crispino
        Attorney-Advisor

cc: C. Craig Carlson, Esq.
   Stradling Yocca Carlson & Rauth, P.C.